

Mail Stop 4561

June 22, 2018

Weidong Luo
Chief Executive Officer
Aurora Mobile Ltd.
5/F, Building No. 7, Zhiheng Industrial Park
Nantou Guankou Road 2
Nanshan District, Shenzhen, Guangdong, 518052
People's Republic of China

Re: **Aurora Mobile Ltd.**
Amendment No. 1 to Draft Registration Statement on Form F-1
Submitted June 1, 2018
CIK No. 0001737339

Dear Mr. Luo:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 17, 2018 letter.

Draft Registration Statement on Form F-1 Submitted June 1, 2018

Dilution, page 64

1.   In the dilution table, you indicate that the amount presented for pro forma net tangible book value per share gives effect to the redemption of 1,738,720 Series C preferred shares, as well as the conversion of your preferred shares. Please confirm that your computation is accurate. In this regard, it appears that the per share amount does not give effect to the redemption.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Factors Affecting Our Results of Operations

Our ability to increase the number of customers and average spending per customer, page 78

2.   You indicate that expanding your customer base and increasing the average spending per customer are key drivers of your revenue growth. Please revise to explain the underlying trends in the sequential difference in the number of customers and average spending per customer. Address the basis for the underlying trends in the operating data for developer services and data solutions separately. In this regard, we note that the number of customers in the three months ended March 31, 2018 is lower than the number of customers for the year ended December 31, 2017. Please explain why the number of customers in a given period that purchase at least one of your paid-for developer services or data solutions, as defined, would decline. We also note that while the average spending per customer for data solutions was higher, the average spending per customer for developer services declined for the three months ended March 31, 2018 compared to the year ended December 31, 2017. Please address these offsetting trends. In addition, also address the increasing concentration in the number of developer services customers in the three months ended March 31, 2018 compared to the year ended December 31, 2017.

Taxation, page 178

3.   We note that you have filed the form of opinion of Han Kun Law Officers regarding certain PRC tax matters and the form of opinion of Maples and Calder (Hong Kong) LLP regarding certain Cayman Islands tax matters. Please revise to clearly identify each material tax consequence being opined upon and identify the tax counsels. For guidance, refer to Section III of Staff Legal Bulletin No. 19.

Notes to the Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue recognition, page F-14

4.   We note from your disclosure in Note 14 on page F-66 that revenue generated from other vertical data solutions has become more than 10% of total revenue. Please revise to disclose the related revenue recognition policy.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551- 3226 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff Attorney, at (202) 551-3334 or me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director
Office of Information Technologies
and Services

cc: Z. Julie Gao
       Skadden, Arps, Slate, Meagher & Flom LLP